Report of Independent Auditors

To the Partners of
Memphis 2004.0 LP:

We have audited the accompanying balance sheet of Memphis 2004.0 LP as of December 31, 2010, and the related statements of changes in partners’ capital and cash flows for the year then ended December 31, 2010.  These financial statements are the responsibility of the Partnership’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Partnership has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Memphis 2004.0 LP as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Novogradac & Company LLP

Alpharetta, Georgia
August 15, 2011

MEMPHIS 2004.0 LP
BALANCE SHEET
December 31, 2010

ASSETS

Cash and cash equivalents	$22,408
Restricted cash	171,850
Accounts receivable, net reserve of $15,000	18,308
Land	313,000
Fixed assets, net of accumulated depreciation	11,427,058
Intangible assets, net of accumulated amortization	202,811

Total assets	$12,155,435

LIABILITIES AND PARTNERS' CAPITAL

Liabilities
Security deposits payable	$39,160
Mortgage payable	6,308,450
Due to related parties	1,992,198
Developer fee payable	908,487
Total liabilities	9,248,295

Partners' capital	2,907,140

Total liabilities and partners' capital	$12,155,435

See accompanying notes

MEMPHIS 2004.0 LP
STATEMENT OF OPERATIONS
For the year ended December 31, 2010

REVENUE
Rental revenue	$1,032,410
Other revenue	4,233

Total revenue	1,036,643

OPERATING EXPENSES
General and administrative	29,983
Payroll	77,490
Utilities	4,884
Tax and insurance	196,794
Management fees	92,428
Repairs and maintenance	195,389
Legal and other professional fees	8,730

Total operating expenses	605,698

Operating income	430,945

OTHER EXPENSES
Interest expense	436,761
Depreciation and amortization	500,938

Total other expenses	937,699

Net loss	$(506,754)

See accompanying notes

MEMPHIS 2004.0 LP
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
For the year ended December 31, 2010

	General	Limited	Partners'
	Partner	Partners	Capital

BALANCE, JANUARY 1, 2010	$(82)	$3,413,976	$3,413,894

Net loss	(51)	(506,703)	(506,754)

BALANCE, DECEMBER 31, 2010	$(133)	$2,907,273	$2,907,140

See accompanying notes

MEMPHIS 2004.0 LP
STATEMENT OF CASH FLOWS
For the year ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(506,754)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	500,938
Changes in operating assets and liabilities:
Decrease in restricted cash	21,909
Decrease in accounts receivable	47,407
Decrease in security deposits payable	(11,059)
Net cash provided by operating activities	52,441

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in due to related parties	32,294
Repayment of mortgage payable	(72,749)
Net cash used in financing activities	(40,455)

NET INCREASE IN CASH AND CASH EQUIVALENTS	11,986

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	10,422

CASH AND CASH EQUIVALENTS AT END OF YEAR	$22,408

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$436,761

See accompanying notes

MEMPHIS 2004.0 LP
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2010

1.	General

Memphis 2004.0 LP (the “Partnership”) was formed under the laws of the State of Tennessee to conduct the business of owning and operating real property located in Memphis, Tennessee.  The Partnership owns Memphis 144, a 144-home scattered site property (the “Property”), developed and operated under the low-income housing tax credit program.

The Partnership is owned 99.98% by the limited partner, WNC Housing Tax Credit Fund VI, L.P., Series 12, and 0.01% by the special limited partner, WNC Housing, L.P., collectively, the “Limited Partners.”  Harold E. Buehler, Sr. and Jo Ellen Buehler, collectively the “General Partner,” own the remaining 0.01%.

Profits and losses are generally allocated 0.01% and 99.99% to the General Partner and Limited Partners, respectively, pursuant to the Second Amended and Restated Agreement of Limited Partnership dated April 11, 2005 (“Partnership Agreement”).  Under the terms of the Partnership Agreement, the Limited Partners are required to provide capital contributions totaling $5,249,475.  The total capital contributions required pursuant to the Partnership Agreement are subject to adjustment based on the amount of low-income housing tax credits allocated to the Partnership.  As of December 31, 2010, the General Partner had provided $100 of capital contributions. As of December 31, 2010, the Limited Partners had provided their required cumulative capital contributions.

2.	Summary of significant accounting policies and nature of operations

Basis of accounting
The Partnership prepares its financial statements on the accrual basis of accounting consistent with accounting principles generally accepted in the United States of America.

Cash and cash equivalents
Cash and cash equivalents include all cash balances and highly liquid investments with a maturity of three months or less from the acquisition date.  Restricted cash is not considered cash equivalents.

Accounts receivable
Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management closely monitors outstanding balances and provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts.  Balances that are still outstanding after management has used reasonable collection efforts are generally written off through a charge to the valuation allowance and a credit to the trade accounts receivable. Bad debt expense for the year ended December 31, 2010 is $28,204.  The balance of the allowance for doubtful accounts at December 31, 2010 amounted to $15,000.

Concentration of credit risk
The Partnership places its temporary cash investments with high credit quality financial institutions.  At times, the account balances may exceed the institutions’ federally insured limits.  The Partnership has not experienced any losses in such accounts.

MEMPHIS 2004.0 LP
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2010

2.	Summary of significant accounting policies and nature of operations (continued)

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results may differ from those estimates.

Fixed assets
Buildings of $13,465,293 are recorded at cost and depreciated over their estimated useful lives of 27.5 years under the straight-line method.  Depreciation expense for the year ended December 31, 2010 was $489,646.  Accumulated depreciation as of December 31, 2010 was $2,038,235.

Intangible assets
Intangible assets include permanent loan fees of $142,913, which are amortized over 30 years, tax credit fees of $40,320 and monitoring fees of $57,600, which are amortized over 15 years using the straight-line method. Amortization expense for the year ended December 31, 2010 was $11,292.  As of December 31, 2010, accumulated amortization was $38,022.

Impairment of long-lived assets
The Partnership reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  Recoverability is measured by a comparison of the carrying amount to the future net undiscounted cash flow expected to be generated and any estimated proceeds from the eventual disposition.  If the long-lived asset is considered to be impaired, the impairment to be recognized is measured at the amount by which the carrying amount exceeds the fair value as determined from an appraisal, discounted cash flows analysis, or other valuation technique.  There were no impairment losses recognized during 2010.

Income taxes
Income taxes on Partnership income are levied on the partners at the partner level.  Accordingly, all profits and losses of the Partnership are recognized by each partner on its respective tax return.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Partnership to report information regarding its exposure to various tax positions taken by the Partnership.  The Partnership has determined whether any tax positions have met the recognition threshold and has measured the Partnership's exposure to those tax positions.  Management believes that the Partnership has adequately addressed all relevant tax positions and that there are no unrecorded tax liabilities. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed.  Any interest or penalties assessed to the Partnership are recorded in operating expenses.  No interest or penalties from federal or state tax authorities were recorded in the accompanying financial statements.

Revenue recognition
Rental revenue attributable to residential leases is recorded when due from residents, generally upon the first day of each month.  Leases are for periods of up to one year, with rental payments due monthly.  Other revenue results from fees for late payments, cleaning, and damages and is recorded when earned.

MEMPHIS 2004.0 LP
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2010

2.	Summary of significant accounting policies and nature of operations (continued)

Advertising
Advertising costs are expensed as incurred.  For the year ended December 31, 2010, the Partnership incurred $-, respectively, in advertising costs.

Economic concentrations
The Partnership operates a scattered site property in Memphis, Tennessee.  Future operations could be affected by changes in economic or other conditions in that geographical area or by changes in the demand for such housing.

Subsequent events
Subsequent events have been evaluated through August 15, 2011, which is the date the financial statements were issued, and there are no subsequent events requiring disclosure.

3.	Related party transactions

Due to related parties
The General Partner has advanced funds on behalf of the Partnership to pay costs related to the construction of the Property.  As of December 31, 2010, construction costs payable of $1,848,789 are included in due to related parties and are payable from available cash flow.

Buehler Enterprises, Inc., an affiliate of the General Partner, has advanced funds on behalf of the Partnership to pay costs related to operating expenses incurred by the Partnership.  As of December 31, 2010, $100,095 of such costs are included in due to related parties on the accompanying balance sheet.  This amount is payable from available cash flow.

Buehler Enterprises, Inc. manages the Property pursuant to a management agreement dated January 2, 2004.  The management agreement provides for a management fee of 8% of monthly rental collections.  For the year ended December 31, 2010, management fees of $82,593 were expensed to operations.  As of December 31, 2010, management fees of $14,661 remained payable and are included in due to related parties on the accompanying balance sheet.

Pursuant to the Partnership Agreement, beginning in 2007, the Partnership is obligated to pay to the Limited Partner an annual asset management fee equal to $9,000, increasing by 3% annually, for the Limited Partner’s services in assisting with the preparation of tax returns and other reports.  For the year ended December 31, 2010, a fee of $9,835 was expensed to operations.  As of December 31, 2010, an accrued asset management fee of $28,653 is included in due to related parties on the accompanying balance sheet.  This amount is payable from available cash flow.

Developer fee payable
Pursuant to the Development Agreement, Buehler Enterprises, Inc. earned a developer fee of $1,149,487 related to the development of the Property.  The entire developer fee has been capitalized into fixed assets.  As of December 31, 2010, the balance sheet reflects a developer fee payable in the amount of $908,487 which is payable from available cash flow.

MEMPHIS 2004.0 LP
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2010

4.	Mortgage payable

On September 24, 2008, the Partnership obtained a permanent mortgage from Greystone Servicing Corporation, Inc. secured by the Project.  The terms are set forth below:

Loan amount:	$6,460,000
Maturity date:	October 1, 2023
Interest rate:	6.88%

As of December 31, 2010, the mortgage payable balance was $6,308,450 and accrued interest was $0.  Principal and interest payments of $42,459 are due on the first day of each month until October 1, 2023 when all unpaid interest and principal will be due and payable.

Future minimum annual maturities of the mortgage payable over each of the next five years and thereafter are as follows:

Year ending December 31,
2011	$77,915
2012	83,448
2013	89,374
2014	95,721
2015	102,518
Thereafter	5,859,474
Total	$6,308,450

5.	Low-income housing tax credits

The Partnership expects to generate an aggregate of $7,700,000 of federal low-income housing tax credits (“Tax Credits”).  Such Tax Credits became available for use by its partners pro-rata over a ten-year period that began in 2006.  To qualify for the Tax Credits, the Partnership must meet certain requirements, including attaining a qualified eligible basis sufficient to support the allocation and renting the Property pursuant to Internal Revenue Code Section 42 (“Section 42”) which regulates the use of the Property as to occupant eligibility and unit gross rent, among other requirements.  In addition, the Partnership executed a land use restriction agreement, which requires the Property to be in compliance with Section 42 for a minimum of 30 years.  Because the Tax Credits are subject to complying with certain requirements, there can be no assurance that the aggregate amount of Tax Credits will be realized and failure to meet all such requirements may result in generating a lesser amount of Tax Credits than expected.

MEMPHIS 2004.0 LP
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2010

5.	Low-income housing tax credits (continued)

As of December 31, 2010, the Partnership had generated $3,055,075 of Tax Credits.

The Partnership anticipates generating Tax Credits as follows:

Year ending December 31,
2011	$770,000
2012	770,000
2013	770,000
2014	770,000
2015	770,000
Thereafter	794,925
Total	$4,644,925